UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 19)

Buffalo Wild Wings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

119848109

(CUSIP Number)

Richard T. McGuire III

Marcato Capital Management LP

Four Embarcadero Center, Suite 2100

San Francisco, CA 94111

(415) 796-6350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Richard M. Brand

Joshua A. Apfelroth

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

(212) 504-6000

February 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 119848109	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 119848109	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 119848109	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato International Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 119848109	SCHEDULE 13D	Page 5 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato Special Opportunities Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 119848109	SCHEDULE 13D	Page 6 of 8

This amendment No. 19 to Schedule 13D (this “Amendment No. 19”), amends and supplements the Schedule 13D filed on July 25, 2016 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 19, collectively, the “Schedule 13D”) with respect to the Common Stock, no par value (the “Shares”), of Buffalo Wild Wings, Inc., a Minnesota corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 19 shall have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplementally amended as follows:

On February 5, 2018, pursuant to the Agreement and Plan of Merger, dated November 27, 2017, by and among the Issuer, Arby’s Restaurant Group, Inc. (“Arby’s”), and IB Merger Sub I Corporation, a wholly owned subsidiary of an affiliate of Arby’s (“Merger Sub”), Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of such affiliate of Arby’s. As a result of the Merger, each Share that was issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive $157.00 in cash, without interest and subject to applicable withholding taxes (the “Merger Consideration”), other than those Shares owned by Arby’s or any subsidiary of Arby’s or the Issuer (which were cancelled without payment of any consideration). Thus, each Share held by the Reporting Persons as of the consummation of the Merger was converted into the right to receive the Merger Consideration.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, the Reporting Persons no longer beneficially own any securities of the Issuer.

(b) As of the date hereof, the Reporting Persons no longer beneficially own any securities of the Issuer.

(c) The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Item 4 of this Amendment No. 18, Exhibit Z and Exhibit AA, which are incorporated herein by reference. Except as set forth in Item 4 of this Amendment No. 18, Exhibit Z and Exhibit AA, there have been no other transactions by the Reporting Persons in the securities of the Issuer in the past sixty days.

(d) Not applicable.

(e) Each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Shares following the completion of the Special Meeting on February 2, 2018. Following the conversion of the Shares held by the Reporting Persons into cash in connection with the Merger as further described in Item 4, the Reporting Persons no longer beneficially own any securities of the Issuer.

CUSIP No. 119848109	SCHEDULE 13D	Page 7 of 8

Item 7.	Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement*

Exhibit B: Schedule of Transactions in Shares*

Exhibit C: Letter, dated August 17, 2016*

Exhibit D: Presentation, dated August 25, 2016*

Exhibit E: Schedule of Transactions in Shares*

Exhibit F: Joinder Agreement*

Exhibit G: Presentation, dated October 5, 2016*

Exhibit H: Schedule of Transactions in Shares*

Exhibit I: Letter, dated October 13, 2016*

Exhibit J: Letter, dated December 6, 2016*

Exhibit K: Schedule of Transactions in Shares*

Exhibit L: Notice, dated February 6, 2017*

Exhibit M: Press Release, dated February 6, 2017*

Exhibit N: Form of Engagement and Indemnification Agreement*

Exhibit O: Schedule of Transactions in Shares*

Exhibit P: Joint Filing Agreement, dated February 16, 2017*

Exhibit Q: Press Release and Letter, dated April 20, 2017*

Exhibit R: Presentation, dated April 20, 2017*

Exhibit S: Schedule of Transactions in Shares*

Exhibit T: Schedule of Transactions in Shares*

Exhibit U: Press Release, dated June 2, 2017*

Exhibit V: Schedule of Transactions in Shares*

Exhibit W: Schedule of Transactions in Shares*

Exhibit X: Voting Agreement, dated November 28, 2017*

Exhibit Y: Schedule of Transactions in Shares*

Exhibit Z: Schedule of Transactions in Shares*

Exhibit AA: Schedule of Transactions in Shares*

*	Previously filed.

CUSIP No. 119848109	SCHEDULE 13D	Page 8 of 8

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2018

Marcato Capital Management LP◆
By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III◆
Richard T. McGuire III

Marcato International Master Fund Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Marcato Special Opportunities Master Fund LP
By: MCM I General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

◆	This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.